UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2018

ENCANA CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Canada	1-15226	98-0355077
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 4400, 500 Centre Street SE, PO Box 2850

Calgary, Alberta, Canada, T2P 2S5

(Address of Principal Executive Offices) (Zip Code)

(403) 645-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On October 31, 2018, Encana Corporation, a Canadian corporation (“Encana”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Newfield Exploration Company, a Delaware corporation (“Newfield”) and Neapolitan Merger Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Encana (“Merger Sub”), pursuant to which Merger Sub will merge with and into Newfield (the “Merger”), with Newfield surviving the Merger as an indirect, wholly-owned subsidiary of Encana.

The Merger Agreement provides, subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of capital stock, par value $0.01 per share, of Newfield shall automatically be converted into the right to receive 2.6719 common shares, no par value, of Encana, as well as cash in lieu of any fractional shares of Encana that would otherwise have been issued (collectively, the “Merger Consideration”).

Encana and Newfield intend that, for U.S. federal (and applicable state and local) income tax purposes, the Merger will be treated as a taxable acquisition of Newfield common stock by an indirect subsidiary of Encana.

Governance

In connection with the Merger, Encana and Newfield have agreed that two members of the Newfield board of directors (the “Newfield Designees”), to be mutually agreed by Encana and Newfield, will be appointed to the Encana board of directors immediately after the Effective Time of the Merger. Additionally, from the closing of the Merger until immediately following the first annual meeting of Encana shareholders that occurs after the Closing, Encana shall take necessary action to cause the Newfield Designees, or individuals designated by the Newfield Designees, to be appointed to the Encana board of directors as more fully described in the Merger Agreement.

Conditions to the Merger

The completion of the Merger is subject to various customary closing conditions, including, among other things, (i) the receipt of certain approvals of the Encana shareholders and the Newfield stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the effectiveness of the registration statement on Form S-4 that Encana is obligated to file with the Securities and Exchange Commission (“SEC”) in connection with the issuance of Encana common shares in the Merger, (iv) the authorization for listing of the shares of Encana common shares to be issued in the Merger on the New York Stock Exchange and the Toronto Stock Exchange, (v) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Merger Agreement in all material respects and (vi) the absence of legal restraints prohibiting or restraining the Merger.

Termination Rights

The Merger Agreement contains certain termination rights for both Newfield and Encana including, among other things: (i) by Newfield, in the event the Newfield board of directors effects a Change of Recommendation (as defined in the Merger Agreement) and substantially concurrently therewith Newfield enters into an acquisition agreement providing for a Superior Proposal (as defined in the Merger Agreement); (ii) by Encana, in the event the Encana board of directors effects a Parent Change of Recommendation (as defined in the Merger Agreement) and substantially concurrently therewith Encana enters into an acquisition agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement); (iii) by Newfield or Encana, if Newfield fails to obtain the requisite approval of its stockholders necessary for the Merger; (iv) by Newfield or Encana, if Encana fails to obtain the requisite approval of its shareholders related to the issuance of Encana common shares in the Merger; (v) by Newfield or Encana, if the other party breaches or fails to perform any of its representations, warranties or covenants in the Merger Agreement that cannot be or is not cured in accordance with the terms of the Merger Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; (vi) by Newfield, in the event that the Encana board of directors makes a Parent Change of Recommendation or upon any material breach by Encana of the non-solicitation covenant (as discussed further below under “—No Solicitation”) and (vii) by Encana, in the event that the Newfield board of directors makes a Change of Recommendation or upon any material breach by Newfield of the non-solicitation covenant. If the Merger Agreement is terminated in accordance with clause (i) or clause (vii), then Newfield shall be required to pay Encana a termination fee of $150,000,000 (the “Termination Fee”) and if the Merger Agreement is terminated in accordance with clause (ii) or clause (vi), then Encana shall be required to pay Newfield a termination fee of $300,000,000 (the “Parent Termination Fee”), provided that a Termination Fee or Parent Termination Fee will only be payable in connection with a breach of the non-solicitation covenant if, after the date of the Merger Agreement but prior to the termination thereof, an acquisition proposal is made to the breaching party’s board of directors or otherwise publicly announced or known and the breaching party, among other things, enters into or consummates an alternative transaction within 12 months of termination of the Merger Agreement. If the Merger Agreement is terminated in accordance with clauses (iii), (iv) or (v) in circumstances where the Termination Fee or Parent Termination Fee would not otherwise be payable, then Newfield or Encana, as the breaching party, shall be required to pay the non-breaching party $50,000,000 for costs fees and expenses incurred by such non-breaching party in connection with the Merger.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger has not been consummated on or prior to June 30, 2019 or if a governmental entity with a material connection to either Encana or Newfield issues a final, non-appealable order or decree permanently restraining, enjoining or prohibiting the transactions contemplated by the Merger Agreement. The parties may also mutually agree to terminate the Merger Agreement.

No Solicitation

Neither Encana, Newfield nor any of their respective affiliates is permitted, among other things, to solicit, initiate or knowingly encourage or facilitate, among other things, any inquiries, proposals or offers from any person which constitutes or may reasonably be expected to result in an Acquisition Proposal (as defined in the Merger Agreement) or engage in or participate in any discussions or negotiations regarding any such Acquisition Proposal. Notwithstanding this limitation, prior to receipt of certain approvals of a party’s shareholders, such party may, under certain circumstances, provide non-public information to and participate in discussions or negotiations with third parties with respect to certain unsolicited Acquisition Proposals that such party’s board of directors has determined in good faith, after consultation with its outside financial advisors and legal counsel, constitutes or would reasonably be expected to result in a superior proposal. Each party’s board of directors may change its recommendation to its shareholders (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to an Acquisition Proposal that it has determined, after consultation with its outside financial advisors and legal counsel, constitutes a superior proposal or in response to an intervening event if, in either case, the board of directors determines in good faith that the failure to take such action would be reasonably be expected to be inconsistent with its fiduciary duties.

Treatment of Newfield Equity Awards

The Merger Agreement provides that: (i) all outstanding Newfield restricted stock awards will be cancelled and each holder of Newfield restricted stock awards will be entitled to receive, on a fully vested basis, the Merger Consideration; (ii) all outstanding Newfield restricted stock units will be cancelled and (a) each holder of Newfield restricted stock units that have a cash settlement feature will be entitled to receive, on a fully vested basis, a cash payment of equivalent value to the Merger Consideration, based on the volume weighted averages of the trading price of Encana common shares on each of the five consecutive trading days ending on the trading day that is three trading days prior to the Effective Time (the “Encana Trading Price”) and (b) each holder of Newfield restricted stock units that have a share settlement feature will be entitled to receive, on a fully vested basis, the Merger Consideration; (iii) all outstanding Newfield performance share units will be cancelled and will convert into the right to receive the Merger Consideration, with the performance-based vesting conditions applicable to such Newfield performance stock units deemed achieved based on the determination of the compensation and management committee of the Newfield board of directors, not to exceed 200% per Newfield performance share unit; and (iv) any shares of Newfield notional stock held in connection with Newfield’s Nonqualified Deferred Compensation Plan will convert into the right to receive a cash payment of equivalent value to the Merger Consideration, based on the Encana Trading Price.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants by each of Encana, Merger Sub and Newfield. These representations, warranties and covenants were made solely for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement and:

•	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement;

•	may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws;

•	were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement; and

•	may not be relied upon by any person other than the parties to the Merger Agreement.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Merger Agreement, dated as of October 31, 2018, by and among Encana Corporation, Neapolitan Merger Corp. and Newfield Exploration Company.*

*

Schedules and Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Encana hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Merger Agreement.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This communication contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. FLS include: becoming a leading multi-basin company; timing of closing of the transaction; the expectation that the closing conditions, including shareholder approvals and regulatory approvals, will be satisfied; anticipated benefits from the transaction; Encana’s intent to raise its dividend and increase its share buyback following closing; Encana’s position relative to peers; anticipated production and commodity mix; anticipated 2019 net debt to EBITDA; anticipated synergies; expectation that the transaction is accretive to all metrics in Encana’s five-year plan; number of risked well locations and unrisked resource; and benefits of a multi-basin portfolio.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s corporate guidance and five-year plan; ability to satisfy closing conditions, regulatory and shareholder approvals; future commodity prices and differentials; data contained in key modeling statistics; effectiveness of Encana’s drive to productivity and efficiencies; results from innovations; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: integration of Encana and Newfield and the ability to recognize the anticipated benefits from the combination of Encana and Newfield ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction; variability and discretion of Encana’s board of directors to declare and pay dividends, if any; variability in the amount, number of shares and timing of purchases, if any, pursuant to the share repurchase program; commodity price volatility; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; risks inherent in Encana’s corporate guidance and five-year plan; failure to achieve cost and efficiency initiatives; and other risks and uncertainties impacting Encana’s business, as described in its most recent Annual Report on Form 10-K and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. FLS contained in this news release are expressly qualified by these cautionary statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana and Newfield, Encana will file with the SEC a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Encana and Newfield that will also constitute a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). Encana and Newfield plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield will be available free of charge on Newfield’s website or by contacting investor relations.

Participants in the Merger Solicitation

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 2, 2018

ENCANA CORPORATION

By:	/s/ Nancy L. Brennan
Name: Title:	Nancy L. Brennan Corporate Secretary